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Exhibit 99.2

To:	NEON Systems and Progress Software Worldwide
From:	Rick Reidy Mark Cresswell
Date:	20 December 2005
Subject:	Progress Software to Acquire NEON Systems

        This morning we announced that NEON Systems (Nasdaq: NEON), the leading independent supplier of mainframe integration software, and Progress Software Corporation (Nasdaq: PRGS), a global supplier of application infrastructure software have signed a definitive agreement under which Progress will make a $6.20 per share cash tender offer for all outstanding shares of NEON common stock. It is anticipated that the acquisition will close by early February at which point NEON will become part of DataDirect Technologies, the leader in standards-based data connectivity and a Progress operating unit. The press release announcing the acquisition is included below.

        Over the next few days, employees of both NEON and DataDirect will receive additional information regarding the future of NEON as part of Progress and DataDirect. However, for the benefit of all employees of our combined organization, the following provides details of the rationale behind this acquisition and presents an overview of each organization.

NEON Overview

        NEON employs about 90 people and is headquartered in Sugar Land, Texas—a suburb of Houston. It has regional offices in Miami, FL and Quebec City, Canada, and has an overseas office in Windsor, UK—directly opposite the famous castle. NEON was founded in 1991 and sold its first product, a high-performance ODBC interface for DB2 at the end of 1994. Since that time it has added support for more databases and more access methods. According to industry analysts at Gartner and Forrester Research, NEON now reigns as the visionary leader in the provision of enterprise-class mainframe integration products.

        NEON's flagship product, Shadow RTE, enables virtually all standards-based models for integration with mainframe environments through a single product architecture. The Shadow RTE suite comprises products that support SQL access, Web Services access, and event driven integration for the most popular mainframe application and data environments implemented in a single, unified runtime. In addition to its renowned integration functionality, Shadow RTE is rich with features designed to support the quality of service needs of mainframe users. These features include a broad spectrum from security extensions to transactional support to systems management. During the customer analysis portion of our due diligence, it became clear that NEON's customers have enormous respect for the company's understanding and sensitivity to the needs of mainframe users.

        Mainframe integration is an important consideration within the enterprise software market as, even today, greater than 60% of the world's system-of-record data resides on mainframes. Over 450 of the top Fortune 500 depend on mainframes for their transaction processing applications, which handle business transactions worth billions of dollars each day. However, most new applications are being built on more modern platforms such as J2EE and.NET and Progress OpenEdge. For these new applications to access system-of-record data, they must seamlessly integrate with mainframes.

Progress Software Corporation Overview

        Founded in 1981, Progress Software Corporation comprises the OpenEdge division, Sonic Software Corporation, DataDirect Technologies, EasyAsk Division, and the Progress Real Time Division. Progress provides industry-leading technologies for all aspects of application development, deployment, integration and management. Progress has revenues of approximately $400 million, employs over 1,500 people around the world, and has been profitable since 1985.

        With the expertise of more than 2,000 application partners, who develop and deploy business solutions with Progress technology, the OpenEdge Division and its partners supply more than $5 billion annually in Progress technology, Progress-based applications, and related services. Progress customers span more than 50,000 organizations in more than 120 countries including 70 percent of the Fortune 100. Reliability, flexibility, scalability and low cost of ownership have raised the Progress RDBMS to its position today as the world's leading embedded database.

        DataDirect Technologies focuses on standards-based data connectivity, enabling software developers to quickly develop and deploy business applications across all major databases and platforms. DataDirect Technologies offers the most comprehensive, field-proven portfolio of data connectivity components available today. Developers at more than 250 leading independent software vendors worldwide and many thousands of corporate IT departments rely on DataDirect products to connect their applications to a broad range of data sources using standards-based interfaces such as ODBC, JDBC and ADO.NET. Developers also depend on DataDirect to radically simplify complex data integration projects using XML products based on the emerging XQuery and XQJ standards.

        Progress Real Time Division is a global provider of products that enable the real-time enterprise. They deliver technologies that monitor and analyze real-time event stream data and accelerate the performance of existing applications. Their leading object database helps companies manage complex data, moreover their data-caching, replication products support occasionally connected users that require real-time access to enterprise applications.

        Sonic Software is the inventor and leading provider of the enterprise service bus (ESB), the standards-based foundation for building a Service Oriented Architecture (SOA). Sonic Software provided the first comprehensive business integration suite built on an ESB. Sonic Software products provide a reliable, cost-effective distributed infrastructure that integrates applications and orchestrates business processes across an extended enterprise. Sonic Software currently enables over 700 customers to integrate their organizations from the department to the extended enterprise with their SOA.

        EasyAsk is the leading provider of natural language question/answer solutions that empower non-technical users to quickly find and retrieve critical business information. Moreover, EasyAsk provides a sophisticated search, navigation and merchandising platform that optimizes the shopping experience on many of the world's most successful eCommerce sites.

The Compelling Rationale Behind this Acquisition

        The addition of NEON's technology to the Progress stable allows the world's largest organizations to deploy any of Progress's products with their primary system-of-record platform in the most efficient and cost-effective way available.

        NEON will be merged into the DataDirect operating unit. The combined division will create the unparalleled leader in enterprise data connectivity offering a single vendor choice to meet all data access requirements for customers worldwide. The majority of NEON's 500 customers use its products to support ODBC and JDBC access to mainframe relational and non-relational data sources. DataDirect's expertise in client interfaces will help NEON customers by delivering support for data access standards, such as JDBC Type 4 and ADO.NET. This will further extend NEON's lead in SQL access to the mainframe. In addition, DataDirect will introduce NEON products to its OEM channel to accelerate time-to-market. Consequently, the inclusion of NEON into the DataDirect unit makes tremendous sense and will provide great value to customers.

        SQL access to mainframe resources is only one aspect of mainframe integration. NEON technology also includes best-of-breed products that support web services integration with mainframe applications and event streaming technology for event driven integration with mainframes. These tools will provide DataDirect's corporate customers with the ultimate flexibility in solving their mainframe data access issues.

        In addition, by embedding technology from the combined NEON/DataDirect division, the Sonic Software and Real Time divisions will be able to improve their support of mainframe environments and therefore compete more effectively. As a result of the research process we undertook to determine the most appropriate acquisition partner for mainframe integration, it was the range of NEON integration options that made it our clear first choice. The emphasis NEON placed on the entire range of mainframe access solutions, including SQL access, web services, and event based integration will continue after the transaction is completed; moreover, the additional resources available within Progress will augment this focus and reduce time-to-market.

        A unique feature of the NEON product portfolio is that its entire functionality is delivered within a single, integrated software stack. Features are controlled by means of a license code and administered through a single integrated Eclipse-based management tool. Regardless of which NEON product a customer licenses, the entire stack is installed. This model removes traditional barriers to mainframe software evaluation and makes it easy for customers to pilot additional features and generate new sales opportunities.

        Perhaps equally important is its product set and customer relationships, NEON employees possess the industry's most complete skill set and deepest experience in mainframe integration. These individuals will be available to help across the company, where practical knowledge of mainframe integration scenarios is required, to help in competitive sales cycles. Most importantly, the two organizations share a passion for developing high-quality software based on clear customer demand. Both NEON and DataDirect are technically oriented with a strong focus on engineering. This cultural compatibility and the many values our companies share will help make the acquisition an unqualified success.

        NEON's existing customer base includes some of the world's most well-known commercial and government entities. Significantly, these entities have many mission-critical applications deployed using NEON's products. Like DataDirect, NEON takes customer satisfaction very seriously and its customer survey results reflect this focus. In over 500 customer surveys undertaken during the past 12 months, NEON's average score across 10 quantitative questions has been over 4.5 out of 5. The combination of DataDirect and NEON will result in an entity that is uniquely qualified to work with the world's largest corporations to meet all of their data access requirements.

        You will be hearing more over the next few weeks about our plans to bring NEON into the Progress and DataDirect family and many of you will be asked to participate in this planning.

        In the meantime, please feel free to direct any questions or concerns to either Rick Reidy (rick@progress.com or +1-781-280-4256), or Mark Cresswell (mark.cresswell@neonsys.com or +1-281-684-8250).

Additional Information

        The tender offer contemplated by the Merger Agreement by and among NEON Systems, Inc., Progress Software Corporation and Noble Acquisition Corp. entered into as of December 19, 2005 has not yet commenced, and this announcement is not an offer, a solicitation or a recommendation with respect to such tender offer. We urge investors and security holders to read the following documents, when they become available, regarding the Merger Agreement and the contemplated tender offer, because they will contain important information:

  •
  Progress' Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and

  •
  NEON Systems Solicitation/Recommendation Statement on Schedule 14D-9.

        These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor Language

        Except for the historical information and discussions contained herein, statements contained in this release about Progress, NEON and the acquisition may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the timing of the consummation of the tender offer and merger, the expected benefits of the acquisition to Progress and customers of the combined company, integration plans, and the effect of the acquisition on the financial condition and results of operations of the combined company. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including but not limited to the following: uncertainties as to the timing of the tender offer and merger, the uncertainty as to how many NEON stockholders will tender their shares, the risk that competing offers will be made, the possibility that other closing conditions to the tender offer or merger may not be satisfied, the risk that Progress may encounter unanticipated difficulties or delays in integrating the business and products of NEON with its own, the risk that important customers, suppliers, business partners or key executives of NEON might terminate their business relationships with NEON, which could detract from the expected benefits of the acquisition, an unexpected increase in costs related to the acquisition, the receipt and shipment of new orders for the combined company, the timely release of enhancements to the combined company's products, the growth rates of certain market segments, the positioning of the combined company's products in those market segments, variations in the demand for customer service and technical support from the combined company, pricing pressures and the competitive environment in the software industry, business and consumer use of the Internet, and the combined company's ability to penetrate international markets and manage its international operations. Progress and NEON disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise. For further information regarding risks and uncertainties associated with Progress and NEON and information concerning the acquisition, please refer to Progress's and NEON's filings with the Securities and Exchange Commission, including Progress's and NEON's annual reports on Form 10-K for the fiscal years ending 2004 and subsequently filed reports.

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  Exhibit 99.2